MILL BASIN TECHNOLOGIES, INC.
850 Third Avenue, Suite 1801
New York, NY 10022

March 15, 2007

Jeffrey Gordon
Staff Accountant
Securities and Exchange Commission
Washington, DC 20549

Re:	Mill Basin Technologies, Inc. (the “Company”) Item 4.01 of Form 8-K/A Filed March 12, 2007 File 333-132-056

Dear Mr. Gordon:

We are in receipt of your March 12, 2007 letter requesting amendment of the Company’s above-referenced filed report on Form 8-K/A to specify the correct date of the dismissal of the Company’s former accountant. The Company is today filing Amendment No. 2 on Form 8-K/A stating the correct date, January 17, 2007

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
s/s Richard Rosenblum

Richard Rosenblum, Chief Executive Officer